UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Schedule 14f-1

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                            General Components, Inc.
             (Exact name of registrant as specified in its charter)


                         Commission File No.: 000-33483


                 Nevada                                 88-0496645
      ------------------------------                  ---------------
     (State or other jurisdiction of                 (I.R.S. Employer
      Incorporation or Organization)                Identification No.)


    Suite 2021, 20F, Two Pacific Place,
         88 Queensway, Hong Kong                           N/A
 (Address of Principal Executive Offices)               (Zip Code)


                                 (852) 2167-8298
              (Registrant's telephone number, including area code)

                            General Components, Inc.

                                 Schedule 14f-1

You are urged to read this information statement carefully and in its entirety. However, you are not required to take any action in connection with this information statement.

References throughout this information statement to "GCI", "we", "us", and "our" are to General Components, Inc.


                                  INTRODUCTION


      This information statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder, in connection with proposed changes in membership of the board of directors of General Components, Inc. The date of this information statement is November 15, 2006.

      This information statement is being mailed to stockholders of record as of November 6, 2006 (the "Stockholders") and filed with the Securities and Exchange Commission (the "SEC") on November 15, 2006.

      On the tenth (10th) day after this Information Statement has been distributed to the Stockholders, the resignation of all but four (Simon Mu, Zhang Zhengyu, Li Ming and Ma Qing) of our current directors will become effective.

      No action is required by the stockholders of GCI in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to GCI's stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of GCI's directors occurs (otherwise than at a meeting of GCI's stockholders).

      THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER IN CONNECTION WITH THE RESIGNATION OF CERTAIN MEMBERS OF GCI'S BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

                                CHANGE OF CONTROL

      On October 27, 2006, General Components, Inc. ("General Components" or the "Company") consummated an exchange of shares (the "Share Exchange") pursuant to a Share Exchange Agreement dated as of September 6, 2006 (the "Share Exchange Agreement") with Magical Insight Investments Ltd. ("Magical Insight"), which resulted in the acquisition by General Components of the assets and operations of Magical Insight. Pursuant to the Share Exchange Agreement, General Components issued an aggregate of 179,870,000 shares of its common stock and warrants to purchase an additional 280,130,000 shares of its common stock in exchange for the sole outstanding share of Magical Insight. There are several post-closing obligations on the part of General Components, including the effecting of a 1 for 10 reverse split of its outstanding common stock, the sale of the remainder of its existing businesses (other than those operated by Magical Insight) and the closing of a financing of at least $5 million in gross proceeds. In the event this financing is not completed within 30 days of the closing of the Share Exchange, Magical Insight may negotiate to receive additional shares of General Component's common stock without the payment of any additional consideration.

      The Share Exchange Agreement also provides for the issuance of up to an additional 400,000,000 shares of common stock to the CEO of Magical Insight in the event certain earnings and operational thresholds are achieved in the next 18 months (with a decrease in the number of contingent shares that may be issued if certain net earnings targets are not met) and the consideration issued in the share exchange may also be increased in the event the net income of General Components (including the operations of Magical Insight, but excluding any of General Components' pre-existing operations) exceeds $40 million in 2006.

                                VOTING SECURITIES

      As of October 27, 2006, there were 279,997,207 shares of our Common Stock outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth, as of October 27, 2006, certain information concerning the beneficial ownership of Common Stock by (i) each stockholder known by the Company to own beneficially five percent or more of Common Stock outstanding; (ii) each director; (iii) each executive officer; and
(iv) all of the Company's executive officers and directors as a group, and their percentage ownership.

                                       Amount and Nature
Names and Addresses                      of Beneficial             Percent of
of Beneficial Owners                       Ownership(1)              Class
--------------------                        ---------                -----
Full Talent Limited                         68,271,228                24.4%
Smooth Wealth Group Limited                 37,167,717                13.3%
Marvel Sight Limited                        21,518,152                 7.7%
Full Wisdom International Limited           14,672,812                 5.2%
Zhang Zhengyu (2) (3)                       82,944,040                29.6%
Li Ming (2) (4)                             37,167,717                13.3%
Ma Qing (2) (5)                             21,518,152                 7.7%
Simon Mu(2)                                 21,599,272                 7.7%
Junichi Goto(2) (6)                            617,120                   *
Jonathan Chan(2) (6)                           493,696                   *
Regis Kwong(2) (6)                             308,560                   *
Peter Wang(2) (6)                              308,560                   *
Bruce Cole (2) (6)                           6,171,216                 2.2%
All directors and executive
 officers as a group (9 persons)           171,128,333                61.1%

*     Less than one percent.

1 Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of the Common Stock beneficially owned by them.

2 Indicates a director and/or executive officer of the Company. The address of each such individuals is c/o General Components, Inc., Suite 2021, 20/F, Two Pacific Place, 88 Queensway, Hong Kong.

3 Includes 68,271,228 shares owned by Full Talent Limited and 14,672,812 shares owned by Full Wisdom International Limited. In his capacity as sole owner of Full Talent Limited and Full Wisdom International Limited, Mr. Zhang has voting and investment power over the securities beneficially owned by Full Talent Limited and Full Wisdom International Limited.

4 Includes 37,167,717 shares owned by Smooth Wealth Group Limited. In her capacity as sole owner of Smooth Wealth Group Limited, Ms. Li has voting and investment power over the securities beneficially owned by Smooth Wealth Group Limited.

5 Includes 21,518,152 shares owned by Marvel Sight Limited. In his capacity as sole owner of Marvel Sight Limited, Mr. Ma has voting and investment power over the securities beneficially owned by Marvel Sight Limited.

6 On the tenth (10th) day after this Information Statement has been distributed to the Stockholders, such individual will resign as a director and/or officer of the Company.

                        CHANGES TO THE BOARD OF DIRECTORS

      Each of the directors named below was elected to the Board on September 27, 2006. Each new director has advised us that, except as set forth below, he or she is not currently a director of, or holds any position with us or has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the new directors has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      The new members of GCI's Board of Directors are as follows:

Zhang Zhengyu, aged 48, is founder, Chairman and Chief Executive Officer of the Beijing Hi-Tech Wealth Electronic Product Co. Ltd ("HTW"), a provider of advanced electronic and mobile communication products in the People's Republic of China ("China"). Prior the incorporation of HTW-HK in 1997, Dr. Zhang was general manager of Beijing Star Technology Development Center, a technical service firm in various businesses, ranging from software design, dealer for Dell, to the design of marble cutting machines. That firm became the sole dealer in the PRC for a Hong Kong electronic dictionary manufacturer in March 1992 and became dealer for other electronic organizers in January 1995. Dr Zhang has also actively participated the public and social services. Dr. Zhang is committee member of National Committee of the Chinese People's Political Consultative Conference and the Chinese People's Political Consultative Conference Beijing Committee, and Vice President of Beijing Municipal Chamber of Commerce and China Youth Entrepreneurs Association. In 1993, Dr. Zhang has been awarded for China National Outstanding Contributions Young Professional, China Central Bureau Top 10 Outstanding Youth, and Central China Outstanding Youth Entrepreneur. Dr. Zhang obtained a Bachelor of Science (Space Science) degree from the Beijing Institute of Technology and a Ph.D. degree in artificial intelligence from Beijing University of Aeronautics & Astronautics.

Ma Qing, aged 44, is Chief Financial Officer and a Vice President of HTW. He founded Euro Asia Arbitrage Investment Limited, a company incorporated in Hong Kong in January 1998, which was subsequently acquired by the holding company of HTW in August 2000. Prior to 1999, Mr. Ma held various management positions at the Hong Kong, Paris and Chicago offices of Dresdner Kleinwort Benson. He has many years' experience in the banking industry. Mr. Ma obtained a Bachelor of Science degree from Beijing University, a DEA (Equivalent to Master of Science) degree in Artificial Intelligence from the University of Paris and a Diplome en (Equivalent to Master of Finance) degree from Ecole Superieur de Commerce de Paris.

Li Ming, aged 42, is a founder, Chief Operating Officer, Director and President of HTW. Prior to joining HTW in October 1998, Ms. Li was General
Manageress of Hong Kong Representative Office of Beijing Star Technology Development Center. Ms. Li has also worked as an instructor of Communication for Officer of the People's Liberation Army during 1977 to 1993. Ms. Li has also actively participated the public and social services. Ms. Li is committee member of the Beihai Committee of Chinese People's Political Consultative Conference and All-China Federation of Youth, and also a Standing Committee member of Guangxi Municipal Chamber of Commerce and Central Bureau Federation of Youth. Ms. Li holds an MBA degree from Murdoch University of Australia.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Securities Exchange Act of 1934, as amended, requires GCI's directors and executive officers, and persons who beneficially own more than 10% of a registered class of GCI's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of GCI's securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of GCI's common stock are required by SEC regulations to furnish GCI with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to GCI, or written representations that no reports were required, GCI believes that for the fiscal year ended December 31, 2005 beneficial owners complied with Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of GCI's securities will file a Form 3 with the SEC and has had no change of ownership since such filing. There has been no change in beneficial ownership by each of these persons and/or entities since initial ownership or ownership as of December 31, 2005.

      Based upon review of the Forms 3 and Form 4 filed by the following reporting persons during 2005 fiscal year, such persons have not complied with
Section 16(a) filing requirements:

Simon Mu filed a late Form 4 reporting the conversion of preferred stock into common stock.

Bruce A Cole filed a late Form 4 reporting the conversion of preferred stock into common stock.

Junichi Goto filed a late Form 4 reporting the conversion of preferred stock into common stock.

Regis Kwong filed a late Form 4 reporting the conversion of preferred stock into common stock.

Jonathan Chan filed a late Form 4 reporting the conversion of preferred stock into common stock.

James Walker filed a late Form 3 upon his becoming a member of the company's Board of Director.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         None of the above-referenced new directors has received or accrued any compensation from GCI.

                                    SIGNATURE

      In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   GENERAL COMPONENTS, INC.

                                   By:     /s/ Simon Mu
                                           ------------------------------------
                                   Name:   Simon Mu
                                   Title:  Chairman and Chief Executive Officer

Dated:  November 15, 2006